EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report – Approval of sale of property in Sakia

Further to the Company’s immediate report of December 6, 2017, regarding negotiations for the sale of the Company's real estate property in the Mesubim Junction complex - "Sakia" (the "Property") and the receipt of a binding and irrevocable offer to purchase the Property, immediate supplementary notification is provided that on January 8, 2018, the Board of Directors of the Company approved the Company’s execution of an agreement for the sale of the Property to the same offeror (Naimi Towers Ltd. or a subsidiary of Naimi Towers Ltd. in which it holds at least 51% of its issued and paid up share capital) for an aggregate consideration of NIS 497 million + VAT. Such amount may increase up to an amount of approximately NIS 550 million, if the purchaser, in accordance with its right under the agreement, postpones the date of payment of up to two thirds of the consideration until December 31, 2022.

The Company is expected to record a capital gain in the amount of NIS 400 million in its financial statements with respect to the sale of the Property. The capital gain is expected to be recorded on the date on which the Company is permitted to recognize the gain under accounting principles, and the final amount of the capital gain will depend on the fees and levies that will apply to the Company with respect to the sale of the Property. The Company is also expected to record financing income of up to NIS 50 million, depending on the date of receipt of the payments for the sale of the Property.

The information contained in this immediate report with respect to the recording of capital gains and financing income in the Company's financial statements as a result of the sale of the Property is forward-looking information, as such term is defined in the Securities Law, 5728-1968, and is based, inter alia, on the foregoing and on the Company's estimations regarding the execution of the agreement, the costs of the transaction and various costs to the Company in connection with the Property. The information may not fully materialize if the Company's estimations materialize differently than expected.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.